PicoCELA Inc.

September 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Eiko Yaoita Pyles

Kevin Stertzel

Bradley Ecker

Jennifer Angelini

Re:	PicoCELA Inc. Draft Registration Statement on Form F-1 Submitted June 13, 2024 CIK No. 0002018462

Dear Sir or Madam:

PicoCELA Inc. (the “Company,” “we,” or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 5, 2024, regarding its Draft Registration Statement on Form F-1 submitted on June 13, 2024 (the “Draft Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement”) is being submitted to accompany this response letter.

Draft Registration Statement on Form F-1

Prospectus Summary, page 4

1.	Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your strengths with an equally prominent discussion of your weaknesses, including your history of operating losses, accumulated deficits, and material risks such as your geographic concentration, reliance on IC-supply and licensed intellectual property, and limited number of third-party manufacturers.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 4 of the Amended Draft Registration Statement accordingly.

2.	Please revise the lead-in and table on page 6 to clearly disclose the actual percentages of your outstanding shares prior to and following the offering (i.e., not taking into account the conversion or exercise of any convertible securities, unless and to the extent these will automatically convert or be exercised in conjunction with the offering). Information regarding a holder’s percentage ownership on an as-converted basis should be provided by footnote. Additionally revise or remove disclosure that, “Percentage of the voting interest of our Preferred Shareholders are based on the Common Shares representing the Preferred Shares they hold as of the date of this prospectus on an as-converted basis.”

Response: In response to the Staff’s comment, we have revised our disclosures on pages 6, and 8 of the Amended Draft Registration Statement accordingly. We respectfully advise the Staff that starting from July 5, 2024, all the preferred shares we used to have have been canceled and converted into common shares. As such, we only have one single class of shares, common shares, as of the date of this letter. We have also revised the relevant disclosure throughout the Amended Draft Registration Statement accordingly.

Risk Factors, page 9

3.	Please revise or advise as to the applicability of apparently unrelated disclosures throughout; for instance, and without limitation, on page 9 (“sales of our condominiums),”page 12, (“travel and the other products we offer” and “maintain existing properties or develop new properties”), and page 14 (“a decline in the number of home purchasers”). Please additionally confirm whether the reference on page 21 to the Form 20-F for the fiscal year ending September 30, 2023, should be updated.

Response: In response to the Staff’s comment, we have revised our disclosures throughout the Amended Draft Registration Statement accordingly. We confirm that the reference to the Form 20-F for the fiscal year ending September 30, 2023 should be updated and we have updated it accordingly.

Our business could be materially and adversely disrupted by an epidemic or pandemic...., page 11

4.	We note your disclosure regarding the material impacts of COVID-19 since it shut down the facilities of your corporate customers, where your products would have been installed, which disrupted your supply chain in overseas outsourced manufacturing companies. Please revise to more fully explain how your supply chain was impacted by COVID-19, including whether you were impacted by the global supply shortage of electrical components, including semiconductor chips, and how this affected your ability to meet customer orders.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 7 and 11 of Amended Draft Registration Statement accordingly.

Capitalization, page 31

5.	Please address the following items related to your capitalization table:

●	Revise to double-underline your cash and cash equivalent balance so it is clear that cash and cash equivalent is not part of your total capitalization;
●	Revise to remove operating lease liabilities from the capitalization table;
●	Revise captions for Common Shares and Class A, B and C Preferred Shares to include the number of authorized, issued and outstanding shares on “as adjusted” basis; and
●	Revise to replace the caption “Accumulated profit” with “Accumulated deficit”.

Response: In response to the Staff’s comment, we have revised our disclosures in the capitalization table on page 33 of Amended Draft Registration Statement accordingly.

6.	Your disclosures on pages 34 and F-22 indicate that, subsequent to September 30, 2023, you have issued convertible bond and additional Class C Preferred Shares, as well as obtained additional borrowing from a bank. Please ensure that these transactions are reflected in the financial information on a pro forma basis here and in Dilution disclosures.

Response: In response to the Staff’s comment, we have revised our disclosures in Capitalization on page 33 and Dilution on page 34 and of Amended Draft Registration Statement accordingly.

7.

We note from your disclosure on page 1 and elsewhere in the filing that your reporting currency is Japanese Yen (“JPY”). However, in certain sections of your filing, such as “Capitalization” and “Dilution”, you present amounts in terms of U.S. Dollars. Please note that amounts throughout the filing should be presented in terms of the JPY. Additionally, your disclosures in the “Management Discussion and Analysis of Financial Condition and Results of Operations” and the “Business” sections include financial information prior to fiscal 2023 in U.S. Dollars. Please note that convenience translation is permitted, but only for the most recent fiscal year and interim period. Please revise your disclosures accordingly. Refer to Rule 3-20(b)(1) of Regulation S-X.

Response: In response to the Staff’s comment, we have revised our disclosures globally in the Amended Draft Registration Statement, to include convenience currency translation only for the most recent fiscal year and interim period.

Business

Our Growth Strategies, page 45

8.	We note disclosure regarding your future business plans, including transitioning to a subscription model (with a concurrent reduction in purchase prices), transforming PicoManager into an online software store selling third-party software, manufacturing and marketing the PBE module, and expanding into international markets and partnering with local distributors. Please revise to more fully discuss the steps involved in these business plans, including obstacles to overcome, and identify related risks and uncertainties. Include risk factor disclosure as appropriate.

Response: In response to the Staff’s comment, we have revised our disclosures in Our Growth Strategies on pages 48 - 49 of Amended Draft Registration Statement accordingly. We have also added relevant risk factors on pages 12 - 14.

Manufacturing Suppliers, page 50

9.	We note your disclosure that you rely on single or limited sources for certain of your components. Please revise your table on page 51 to clarify what you mean by “Purchase Amount,” and revise to clarify which of your suppliers is a single source supplier. Please also update your disclosure to disclose whether the contract with Compex has been renewed. Additionally, please provide updated contracts as exhibits to your registration statement. In this regard, we note your Exhibit 10.1 is dated as of June 17, 2022.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 19 and 53 - 54 of Amended Draft Registration Statement accordingly. We respectfully clarify that although some of the components used in our products, such as Wi-Fi chips, are purchased from a limited number of sources, we do not rely on a single source supplier as of the date of this letter. The contract with Compex has been automatically renewed under the same terms after the initial term of two years lapsed under Article 15.1 of this contract. The two parties did not sign an updated contract. The contract is filed as Exhibit 10.1 to the Amended Draft Registration Statement.

10.	Please disclose what oversight, if any, you maintain on the manufacture of your products through your third-party manufacturers. If you do not maintain any oversight, please disclose as much. In this regard, we note your disclosure that your third-party manufacturers provide sourcing of raw materials, and that they have no discretion in sourcing replacement chips if Wi-Fi IC chips are short in demand.

Response: In response to the Staff’s comment, we have revised our disclosures at Manufacturing and Suppliers on page 53 of Amended Draft Registration Statement accordingly.

Sales and Marketing, page 52

11.	We note that you have identified transaction agreements with Customers A, B, C, D, and E as material contracts. Please revise to identify Customers A, B, C, D, and E.

Response: In response to the Staff’s comment, we have revised on pages 58 - 61 to identify Customers A, B, C, D, and E.

Intellectual Property, page 56

12.

Please revise the disclosure in this section to clearly indicate which intellectual property is owned by you, and which is licensed. If all the patents listed, issued and pending, are owned by Kyushu University, clearly so state, and describe which of your products uses these patents, making corresponding revisions to your risk factor on page 17. Describe the key provisions of your material license agreement(s), including payment and termination provisions. If your license agreement(s) are with a related party, include appropriate disclosure and/or cross-references within your related party transactions section.

Response: In response to the Staff’s comment, we have revised on pages 19, and 64 to 67 of Amended Draft Registration Statement accordingly. We confirm that Kyushu University is not a related party of ours.

Description of Share Capital, page 68

13.	Please add disclosure summarizing the differences between your common stock and preferred stock, for instance with respect to dividends, creditors’ rights, rights upon liquidation or winding up, or other matters. Additionally disclosure whether common and preferred shares vote together as a class upon matters requiring a shareholder vote.

Response: We respectfully advise the Staff that, as mentioned above and revised throughout the Amended Draft Registration Statement, including the section of Description of Share Capital, starting from July 5, 2024, all the preferred shares we used to have have been cancelled and converted into common shares. As such, we only have one single class of shares, common shares, as of the date of this letter. Every 100 common share represents one vote.

14.

We note your disclosure that the preferred shares conversion price is subject to adjustment in the event that you issue common stock for an amount lower than the relevant preadjustment conversion price. Please revise to clarify whether the offering will result in an adjustment if the initial public offering price is lower than the conversion price for any series of preferred stock.

Response: We respectfully advise the Staff that, as mentioned above and revised throughout the Amended Draft Registration Statement, including the section of Description of Share Capital, starting from July 5, 2024, all the preferred shares we used to have have been cancelled and converted into common shares. As such, we only have one single class of shares, common shares, as of the date of this letter. Every 100 common share represents one vote.

Balance Sheets, page F-3

15.

Your disclosures on page F-18 state that in the event of distribution of residual assets upon dissolution of the Company, the Company must pay to the preferred shareholders, prior to common shareholders, amounts equal to their contributed amounts. As these amounts appear to be considerably in excess of the par or stated value of these shares, please revise to disclose in the equity section of the balance sheets the aggregate amount of liquidation preference of these Preferred Shares. Refer to ASC 505-10-50-4.

Response: In response to the Staff’s comment, we have revised our disclosures on pages F-2 and F-22 of Amended Draft Registration Statement accordingly.

Notes to the Financial Statements

Note 12. Equity, page F-18

16.	You disclose on page 68-71 that the conversion prices of Class A, Class B, and Class C Preferred Shares will be adjusted upon the occurrence of certain events (e.g., issuance of Common Shares at an amount lower than the conversion price). Please revise to disclose the terms that change the conversion prices of preferred shares in the notes to the financial statements, including those related to down-round features, as well as the actual changes to conversion prices (if any) that have occurred during and subsequent to the reporting period.

Response: In response to the Staff’s comment, we have revised our disclosures on pages F17, F37 and F41 of Amended Draft Registration Statement accordingly.

General

17.	Please revise your disclosure to clarify whether any outstanding convertible securities (including, without limitation, your preferred shares, convertible bonds, warrant issued to Spirit Advisors, and stock options) will automatically convert or be exercised in conjunction with your initial public offering. Include disclosure within the summary section to clearly explain how such securities, in addition to the over-allotment shares and representatives’ warrant, are treated in disclosing outstanding shares throughout the prospectus. Your disclosure should quantify the number of shares that will be outstanding following the offering, and provide adequate information to additionally allow investors to determine the number of shares on a fully-diluted basis.

Response: In response to the Staff’s comment, we have revised our disclosures throughout the Amended Draft Registration Statement to clarify that our preferred shares have all been cancelled and converted to common shares on July 5, 2024; the conversion rights under the convertible bonds have expired on August 30, 2024; the warrant issued to Spirit Advisors can be automatically exercised in conjunction with the initial public offering; and stock options granted to our directors, officers, and employees will not automatically convert or be exercised in conjunction with your initial public offering but are subject to certain conditions to be exercised. We have also added disclosure on page 8 in the prospectus summary section to explain how such securities are treated in disclosing outstanding shares throughout the Amended Draft Registration Statement.

18.	We note disclosure on page 5 that indicates ownership will remain concentrated in the hands of “[y]our management, who will continue to be able to exercise a direct or indirect controlling influence.” Please revise to identify the individual(s) who exercise this controlling influence, including their ownership interests and management positions. Additionally revise the generalized cross-reference to reference the specific risk factor discussing this controlling influence and related risks, such as potential conflicts of interest. If you will be a controlled company following the offering, disclose this on the prospectus cover and in the summary, together with the percentage of voting power controlled by your controlling shareholder(s) and whether you intend to take advantage of the controlled company exemptions under the applicable listing rules.

Response: In response to the Staff’s comment, we have revised our disclosures in the Amended Draft Registration Statement accordingly. We respectfully clarify that the Company will not be a controlling company following the offering and we have deleted the disclosure on page 5 of the Draft Registration Statement accordingly.

19.	We note your disclosure regarding representatives’ warrants on page 97. Please reference these warrants in the table on the prospectus cover, include a description within the summary section, and file the warrant agreement as an exhibit.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have signed a new engagement letter (the “new EL”) with Benjamin Securities, Inc. (“Benjamin”) being the sole lead underwriter. We will not grant warrants to Benjamin according to this new EL. We have revised our disclosures in the Amended Draft Registration Statement accordingly.

20.	We note disclosure relating to your lock-up arrangements includes the qualification, “if requested by the underwriters.” Please revise to clearly state whether your shares will be subject to lock-up restrictions following the offering, or whether this is subject to the underwriters’ prior request. If the latter is true, additionally disclose any conditions relating to such request, including whether this is in the underwriters’ sole discretion and the timing thereof, and include appropriate risk factor disclosure. Ensure consistency with lock-up disclosure appearing elsewhere, including, without limitation, on pages 86 and 98.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 8, 98, and 109 of the Amended Draft Registration Statement accordingly.

21.	If holders of your shares or ADSs will be subject to exclusive forum provisions included in your corporate documents or deposit agreement, then please revise your disclosure to describe such provisions and include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, we respectfully advise the Staff that there is no exclusive forum provisions included in our corporate documents or the deposit agreement as of the date of this letter.

* * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, please do not hesitate to forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Hiroshi Furukawa
Hiroshi Furukawa
Chief Executive Officer of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC